SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Ventyx Biosciences, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

92332V107
(CUSIP Number)

David Pezeshki
venBio Partners, LLC
1700 Owens Street, Suite 595, San Francisco, CA 94158
(415) 800-0800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 25, 2021**
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This Amendment No. 1 is being filed solely to remove Aaron Royston as a Reporting Person, because Mr. Royston does not beneficially own any of the shares of Common Stock reported herein.

CUSIP No. 92332V107	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS
venBio Global Strategic Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,011,536 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,011,536 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,011,536 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.95%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	venBio SPV III, LLC, which is solely owned and managed by the Reporting Person.

CUSIP No. 92332V107	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS
venBio Global Strategic GP III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,011,536

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,011,536

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,011,536

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.95%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

CUSIP No. 92332V107	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS
venBio Global Strategic GP III, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,011,536

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,011,536

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,011,536

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.95%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

CUSIP No. 92332V107	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS
Corey Goodman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,011,536

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,011,536

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,011,536

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.95%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. 92332V107	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS
Robert Adelman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,011,536

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,011,536

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,011,536

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.95%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. 92332V107	Page 7 of 11 Pages

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Ventyx Biosciences, Inc. (the “Issuer”), whose principal executive offices are located at 662 Encinitas Blvd., Suite 250, Encinitas, CA 92024. This Amendment No. 1 amends and supplements the initial statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on November 4, 2021 (together with this Amendment No. 1, the “Schedule 13D”). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the initial Schedule 13D.

This Amendment No. 1 is being filed solely to remove Aaron Royston as a Reporting Person, because Mr. Royston does not beneficially own any of the shares of Common Stock reported herein.  Mr. Royston was inadvertently included as a Reporting Person in the Schedule 13D originally filed by the Reporting Persons on November 4, 2021. Except as specifically provided herein, this Amendment No. 1 does not modify any of the previous information reported in the initial Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed by the following persons (each a “Reporting Person” and together the “Reporting Persons”):

i.	venBio Global Strategic Fund III, L.P., a Cayman Islands partnership (the “Fund III”);
ii.	venBio Global Strategic GP III, L.P., a Cayman Islands partnership (the “General Partner III”), which is the sole general partner of Fund III;
iii.	venBio Global Strategic GP III, Ltd., a Cayman Islands company (the “GP Ltd. III”), which is the sole general partner of the General Partner III;
iv.	Robert Adelman, a citizen of the United States of America and a director of the GP Ltd. III; and
v.	Corey Goodman (together with Robert Adelman, the “Directors”), a citizen of the United States of America and a director of the GP Ltd. III.

The principal business address of each Reporting Person is c/o venBio Partners, LLC, 1700 Owens Street, Suite 595, San Francisco, CA 94158. The principal business of Fund III is to make strategic equity and equity-related investments principally in entities operating in the life sciences industry and/or assets relating thereto. The principal business of the General Partner III is to act as the sole general partner of the Fund III. The principal business of the GP Ltd. III is to act as the sole general partner of the General Partner III. The principal business of each of the Directors is to manage the General Partner III and the GP Ltd. III.

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 92332V107	Page 8 of 11 Pages

During the last five years, none of the Reporting Persons have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(b) of the Schedule 13D is hereby amended and supplemented as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference herein. The percentage set forth in row 13 is based on 50,351,317 shares of Common Stock outstanding upon closing of the IPO, as confirmed in the Issuer’s current report on Form 8-K, filed with the SEC on October 25, 2021.

Based on the 50,917,801 shares of Common Stock outstanding reported in the Issuer’s quarterly report on Form 10-Q, filed with the SEC on August 15, 2022, the Reporting Person’s current beneficial ownership represents approximately 9.84% of the shares of Common Stock outstanding.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.4	Agreement regarding filing of joint Schedule 13D.

CUSIP No. 92332V107	Page 9 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2022

VENBIO GLOBAL STRATEGIC FUND III, L.P.

By:	VENBIO GLOBAL STRATEGIC GP III, L.P. General Partner

By:	VENBIO GLOBAL STRATEGIC GP III, LTD. General Partner

By:	*
Title:	Director
By:	*
Title:	Director
By:	*
Title:	Director

VENBIO GLOBAL STRATEGIC GP III, L.P.

By:	VENBIO GLOBAL STRATEGIC GP III, LTD. General Partner

By:	*
Title:	Director
By:	*
Title:	Director
By:	*
Title:	Director

VENBIO GLOBAL STRATEGIC GP III, LTD.

By:	*
Title:	Director
By:	*
Title:	Director
By:	*
Title:	Director

*
Corey Goodman
*
Robert Adelman

By:	/s/ David Pezeshki
David Pezeshki
As attorney-in-fact

This Schedule 13D was executed by David Pezeshki on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 99.2 to the Schedule 13D.

CUSIP No. 92332V107	Page 10 of 11 Pages

Exhibit 99.4

JOINT FILING AGREEMENT

The persons below hereby agree that the Schedule 13D to which this agreement is attached as an exhibit, as well as all future amendments to such Schedule 13D, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934.

Dated: September 14, 2022

VENBIO GLOBAL STRATEGIC FUND III, L.P.

By:	VENBIO GLOBAL STRATEGIC GP III, L.P. General Partner

By:	VENBIO GLOBAL STRATEGIC GP III, LTD. General Partner

By:	*
Title:	Director
By:	*
Title:	Director
By:	*
Title:	Director

VENBIO GLOBAL STRATEGIC GP III, L.P.

By:	VENBIO GLOBAL STRATEGIC GP III, LTD. General Partner

By:	*
Title:	Director
By:	*
Title:	Director
By:	*
Title:	Director

VENBIO GLOBAL STRATEGIC GP III, LTD.

By:	*
Title:	Director
By:	*
Title:	Director
By:	*
Title:	Director

*
Corey Goodman
*
Robert Adelman

By:	/s/ David Pezeshki
David Pezeshki
As attorney-in-fact

CUSIP No. 92332V107	Page 11 of 11 Pages

This Schedule 13D was executed by David Pezeshki on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 99.2 of the Schedule 13D.